

August 11, 2010

Fernando Aguirre
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio 45202

> **Re:** **Chiquita Brands International, Inc.**
> **Form 10-K**
> **Filed February 26, 2010**
> **File No. 001-01550**

Dear Mr. Aguirre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed February 26, 2010

Exhibits

General

1. We note that Exhibits 10.7, 10.8, 10.9, 10.15, 10.16, 10.27, 10.32, 10.33, 10.36, and 10.37 have omitted exhibits, schedules or attachments. We also note that Exhibit 10.16 to the Form 10-K for the year ended December 31, 2007, Exhibit 10.1 to the Form 8-K filed on April 3, 2008, and Exhibits 10.1 and 10.2 to the Form 10-Q for the period ended March 31, 2010 have not been filed in their entirety. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

Exhibit 13

Liquidity and Capital Resources, page 13

2.   We note you continue to focus on debt reduction as a strategic goal. We also note from the transcript of your February 23, 2010 earnings call that you need to reduce debt by another $45 million to $50 million before achieving your targeted principal debt to EBITDA ratio of 3 to 1. In future filings, please disclose the amount, if any, by which you plan to reduce debt for the upcoming fiscal year above and beyond your disclosed debt service requirements and the source(s) of funds for such a reduction in debt and how you intend to fund such amounts. In addition, please consider including your targeted principal debt to EBITDA ratio, as we believe such a target is material to investors' understanding of your liquidity and future cash uses. See our interpretative release on Management's Discussion and Analysis of Financial Condition and Results of Operations at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Notes to Consolidated Financial Statements, page 31

Note 1 – Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 34

3.   We note your disclosures at pages 2 and 6 describing the product and service contracts in both your Banana and Salads and Healthy Snacks segments for sales to large retail customers in North America. Your disclosures indicate that the majority of your volume sold in North America is sold under these contracts, which typically have fixed-prices, along with fuel surcharges. Please expand your disclosures within Note 1 to describe the manner in which you recognize revenues under your fixed-price contracts, and tell us if you recognize revenues related to these fixed-price contracts at the time the product is generally delivered to the customer. Explain to us if such contracts are subject to pricing adjustments as a result of performance. Please provide us an example of your expanded disclosure.

4.   We note from page 9 that starting in August 2009 you licensed the use of the Chiquita brand name for the sale of whole, fresh bananas and pineapples in Japan and Korea. Please tell us and disclose in future filings your accounting policy with respect to the royalties you received from this license agreement, to the extent it is material.

Fernando Aguirre
Chiquita Brands International, Inc.
August 11, 2010
Page 3

Note 3 – Acquisitions and Divestitures, page 41

Sale of Interest in Asia Joint Venture, page 41

5.   Please tell us why you did not recognize a gain or loss on the sale of your 50% interest in your joint venture with Unifruitti. Explain to us the nature of 'certain contingent consideration', and tell us why you recognized contingent consideration that was determined to be probable only up to an amount at which the carrying value would be recovered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

FAX: (513) 784-8030